UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
Commission File Number: 000-51631
WIDERTHAN CO., LTD.
(Translation of registrant’s name into English)
17F, K1 REIT Building
463 Chungjeong-Ro 3-Ga
Seodaemun-Gu
Seoul, 120-709, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     On August 9, 2006, WiderThan Co., Ltd. issued a press release announcing its financial results for the second quarter ended June 30, 2006. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits
99.1 Press release dated August 9, 2006.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WIDERTHAN, CO., LTD.
By:	/s/ Dan Nemo
Name:	Dan Nemo
Title:	Senior Vice President and General Counsel

Date: August 9, 2006